

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

October 19, 2009

Via Facsimile (650.849.7400) and U.S. Mail

Jennifer DiNucci, Esq.
Cooley Godward Kronish LLP
Five Palo Alto Square
3000 El Camino Real
Palo Alto, CA 94306-2155

> **Re: OpenTV Corp.**
> **Schedule TO-T/13E-3 Filed on October 5, 2009**
> **Filed by Kudelski Interactive Cayman, Ltd. and Kudelski SA**
> **File No. 005-58285**

Dear Ms. DiNucci:

We have reviewed the above filings and have the following comments. Where indicated, we think the filing persons should revise the documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask the filing persons to provide us with information so we may better understand the disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist the filing persons in their compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter. All defined terms used here have the same meaning as in the Offer to Purchase.

Joint Schedule TO-T and Schedule 13E-3
Offer to Purchase

Have you held discussion with OpenTV Corp.? page ii

1.   Please tell us in your response letter the date on which the Purchasers disseminated the press release announcing commencement of the offer that the Purchasers initially emailed to members of the Company's board. If disseminated on October 4, 2009, please advise why such press release was not filed under cover of Schedule TO on October 4.

What does Kudelski SA intend with respect to the operation of the OpenTV Corp. business if a redemption does not occur? page vi

2.   We note the discussion in this paragraph regarding future open market and privately negotiated transactions purchases. Note that open-market or privately-negotiated purchases undertaken with the intent and the effect of facilitating a going-private transaction because they are intended to help the Purchasers reach the 90% minimum threshold to be able to accomplish a subsequent redemption under Sections 176 and 179 of the British Virgin Islands Business Companies Act may be subject to Exchange Act Rule 13e-3 as steps in a series of transactions with a going-private effect. Please confirm the Purchasers' understanding.

Plans for the Company; Certain Effects of the Offer, page 13

3.   Include in the Special Factors section a description of the effects of the Rule 13e-3 transaction on the Company, its affiliates and unaffiliated security holders, including the federal tax consequences. The disclosure must include a reasonably detailed description of both the benefits and detriments of the transaction to the Company, its affiliates and unaffiliated security holders. Refer to Item 1013(d) of Regulation M-A. The benefits and detriments of the transaction must be quantified to the extent practicable.

Position of Kudelski Regarding Fairness of the Transaction, page 16

4.   All of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). We note, for example, that the discussion in this section does not appear to address the factors described in clause (iv) of Instruction 2 to Item 1014 and Item 1014(d) and (e). If the Purchasers did not consider one or more of these factors, state that and explain in detail why the factor(s) were not deemed material or relevant. If any of the procedural safeguards in Item 1014(d) and (e) were not considered, please expand your disclosure to include a statement of the basis for the belief as to fairness despite the absence of these safeguards.

5.   We note disclosure in the first full paragraph on page 20 that Credit Suisse engaged in discussions with Parent's management relevant to certain of the points discussed in this section. Each presentation, discussion, or report held with or presented by Credit Suisse, whether <u>oral or written</u>, <u>preliminary or final</u>, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. As indicated in Item 1014 of Regulation M-A, such discussion need only be materially related to the Rule 13e-3 transaction, and the disclosure requirement therein is not limited to reports relating to consideration or the fairness of the consideration or transaction to any party. Revise to summarize the discussions referenced in this paragraph and provide all of the disclosure required by Item 1015 of Regulation M-A as to Credit Suisse including all of the information called for by Item 1015(b).

Dissenters' Rights; Rule 13e-3, page 29

6.   It is your responsibility to summarize accurately. Please revise the last paragraph on page 29 indicating that the discussion regarding dissenters' rights is not complete and is qualified in its entirety by reference to the full text of the applicable statutes. While you may include appropriate disclaimers concerning the nature of a summary generally, it must be complete in describing all material provisions of the applicable statutes. You can direct investors to read the entire Schedule C for more complete discussions. Please make corresponding changes to similar disclosure regarding the summary of the Credit Agreement on page 47.

Certain Information Concerning the Purchaser and Parent, page 46

7.   We note the disclosure on pages 47 and 48 that the offer is conditioned upon the Purchasers' receipt of sufficient proceeds under the Parent's Credit Facility, that Parent may not receive proceeds under the Credit Facility because one or more conditions to borrowing may not be satisfied and that if such proceeds are unavailable, Parent intends to seek to obtain the necessary funds from another source, but no other source of financing has currently been identified. In light of such disclosure, it appears that the Purchasers' financial condition is material to a security holder's decision whether to sell, tender or hold the securities sought. Please provide the information required by Item 1010(a) and (b) of Regulation M-A for the Purchasers, or advise why such information is not material.

Conditions of the Offer, page 48

8.   The Purchasers state in the first paragraph of this section that they will not be required to accept for payment or pay for any Shares tendered in the Offer and may terminate or amend the Offer if at any time on or after June 30, 2009 and prior to the expiration of the Offer one of the listed conditions disclosed on pages 49 through 52 exists which, in the Purchasers' reasonable judgment, makes it inadvisable to proceed with the Offer and/or such acceptance for payment or payment. While the Purchasers have the right to waive any of the listed Offer conditions, if a condition is triggered, the Purchasers may not waive the condition by failing to assert it. Such inaction would be, in our view, tantamount to a waiver of the applicable condition. Depending on the materiality of the waived condition and the number of days remaining in the Offer, the Purchasers may be required to extend the Offer and recirculate new disclosure to holders of the Shares. Please confirm the Purchasers' understanding on both points in your response letter. Please also advise why the Purchasers believe it appropriate to condition the Offer on the existence of conditions on or after June 30, 2009 as opposed to on or after the date the Offer was commenced.

9.   We also note the language in the penultimate paragraph in this section that the Purchasers' "failure at any time to exercise [their] rights under any of the foregoing

conditions shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right that may be asserted at any time from time to time prior to the expiration of the Offer…" If an event triggers a listed offer condition, and the Purchasers determine to proceed with the Offer anyway, they have waived the offer condition. See our preceding comment above with respect to the possible need to extend the Offer and disseminate additional Offer materials. When an Offer condition is triggered by events that occur before the expiration of the Offer, the Purchasers should inform holders of Shares how they intend to proceed promptly, rather than waiting until the end of the Offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the Purchasers' understanding in your response letter. Please also advise us whether any of the conditions have been in existence between June 30, 2009 and the date the Offer was commenced.

Fees and Expenses, page 54

10.   We note your disclosure on page 54 that a "substantial portion" of the $2.75 million fee payable to Credit Suisse is contingent upon the Purchaser's acquisition of a majority of the Shares not owned by the Kudelski Group. Please revise to disclose the "significant portion" as a percentage of the fee.

Miscellaneous, page 55

11.   We note the disclosure in the fourth sentence of the first paragraph of this section. As you are aware, Rule 14d-10(a)(1) requires that all holders of Shares be permitted to participate in the Offer. This includes holders of Shares located in jurisdictions outside the United States. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. While Rule 14d-10(b)(2) permits you to exclude holders of Shares in a U.S. state where the Purchasers are prohibited from making the Offer, the exception is limited. Please revise or advise in your response letter as to your authority for excluding holders of Shares not encompassed within Rule 14d-10(b)(2).

*   *   *   *

As appropriate, please amend the filing in response to these comments. You may wish to provide us with marked copies of any amendments to expedite our review. Please furnish a cover letter with the amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to the provided disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of the filings or in response to our comments on the filings.

Please direct any questions to me at (202) 551-3621. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry Hindin
Special Counsel
Office of Mergers & Acquisitions